[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

August 28, 2019
DeCarlo McLaren Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549
RE:	Guggenheim Credit Allocation Fund (File Nos. 333-232733 and 811-22715)
Dear Mr. McLaren:
Thank you for your telephonic comments received August 21, 2019 regarding the registration statement on Form N-2 (the “Registration Statement”) filed by Guggenheim Credit Allocation Fund (the “Fund”) on July 19, 2019. We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof and will be marked to show all changes made since the filing of the Registration Statement. Capitalized terms not defined herein have the definitions provided to them in the Registration Statement.
General
Comment 1:	Fill in the Securities Act file number, 333-232733, on the cover page.
Response:	The Fund has added the Securities Act file number as requested.
Cover Page
Comment 2:	Include the dollar amount for the aggregate initial offering price of Common Shares.
Response:
The Fund intends to file a subsequent pre-effective amendment to size the registration statement based on the aggregate initial offering price the Fund intends to register, including any shares that were registered pursuant to the Fund’s prior shelf registration statement on Form N-2 (File Nos. 333-198646 and 811-22715) and remain unsold, which will be carried over to this registration statement pursuant to Rule 415(a)(6) under the Securities Act of 1933, as amended (the “1933 Act”).
Comment 3:	Please highlight the Rule 30e-3 disclosure in some way, either by placing it on the cover page or the beginning of the prospectus summary.
Response:
The Fund confirms that in the final printed version of the Prospectus, the Rule 30-3 disclosure will appear on the inside cover page of the prospectus.  In addition, to make the disclosure more prominent, it has been made bold text.

Prospectus Summary
Comment 4:
The Fund’s definition of Managed Assets includes assets attributable to the proceeds from Financial Leverage including the effective leverage of certain portfolio transactions such as reverse repurchase agreements and/or dollar rolls. Please explain how built in leverage in derivative synthetics would be handled for purposes of calculating the management fee.

Response:
The Fund’s investment advisory agreement defines “Managed Assets” to mean “the total assets of the Fund, including the assets attributable to the proceeds from Financial Leverage, including the issuance of senior securities representing indebtedness (including through borrowing from financial institutions or issuance of debt securities, including notes or commercial paper), the issuance of preferred shares, the effective leverage of certain portfolio transactions such as reverse repurchase agreements and/or dollar rolls, or any other form of Financial Leverage, minus liabilities, other than liabilities related to any Financial Leverage.” The Fund does not pay the management fee on economic leverage embedded in derivative instruments, but only pays the management fee on structural financial leverage which increases the investable assets of the Fund. Therefore, in calculating the total assets of the Fund for the purpose of determining the Fund’s Managed Assets, derivative instruments will be counted at fair value in accordance with the Fund’s valuation policies and procedures adopted by the Fund’s Board of Trustees. To the extent the notional value of a derivative contract exceeds its fair value, the notional value will not be included for purposes of calculating the Fund’s Managed Assets.

Comment 5:
In the “Management of the Fund” section the Fund notes, “As compensation for its services, the Fund pays the Investment Adviser a fee, payable monthly, in an annual amount equal to 1.00% of the Fund’s average daily Managed Assets.” What does this translate to on a net basis (e.g., as its presented in the fee table)?

Response:
Under this heading, the Fund has added disclosure, which also appears elsewhere in the Prospectus that “Common Shareholders bear the portion of the investment advisory fee attributable to the assets purchased with the proceeds of Financial Leverage, which means that Common Shareholders effectively bear the entire advisory fee.”  The Fund has also added a cross reference to the fee table for additional information regarding the advisory fee as a percentage of net assets attributable to Common Shares.

Comment 6:
In the body of the Prospectus, the Fund states, “The Fund will not invest more than 5% of its Managed Assets in interest-bearing investments that, at the time of purchase, are not current on their interest payment obligations.” Please disclose this in the Prospectus Summary under Distressed and Defaulted Securities Risk.

Response:	The Fund generally does not include percentage portfolio parameters in risk factors, but has added the requested disclosure to the Prospectus Summary under “Investment Portfolio.”
Summary of Fund Expenses
Comment 7:	Please complete the fee table.
Response:	The Fund has revised the disclosure as requested.
Comment 8:	Please provide a brief narrative after the fee table explaining the purpose of the table. See Item 3, Instruction 1 on Form N-2.
Response:
The Fund respectfully notes that a brief narrative disclosure explaining the purpose of the fee table appears before the fee table under the heading “Summary of Fund Expenses” stating that “The following table contains information about the costs and expenses that Common Shareholders will bear directly or indirectly…. The purpose of the table and the example below is to help you understand the fees and expenses that you, as a holder of Common Shares, would bear directly or indirectly.” Although Instruction 1 to Item 3 of Form N-2 indicates that the narrative appear after the table, the Fund believes including the brief narrative as an introduction to the fee table makes the disclosure clearer and more understandable to shareholders. The Fund also respectfully submits that this presentation is consistent with general disclosure practice by closed-end funds.

Comment 9:
If the Fund invests in other investment companies, please confirm whether the Acquired Fund Fees and Expenses is greater than 0.01%. If so, include a line item for Acquired Fund Fees and Expenses in the fee table.

Response:	The Fund confirms that the Acquired Fund Fees and Expenses is less than 0.01%.

Risks—Foreign Securities Risk
Comment 10:
If the Fund invests more than 10% of its assets in foreign securities, please enhance the foreign securities risk disclosure to include risks associated with currency fee fluctuations; restrictions on costs associated with the exchange of currency; the difficulty in obtaining or enforcing court judgments abroad; reduced levels of publicly available information concerning issuers; restrictions on foreign investments in other jurisdictions; reduced levels of government regulation of foreign securities markets; difficulties in affecting the repatriation of capital invested abroad; difficulties in transaction settlements and the effect of this delay on shareholder equity; foreign withholding taxes; political, economic and similar risks, including expropriation and nationalization; different accounting, auditing and financial standards; price volatility; and reduced liquidity in the markets in which the fund will invest.

Response:
Although as of May 31, 2019, non-U.S. dollar-denominated assets comprised less than 2% of the Fund, the Fund may invest without limitation in non-U.S. securities.  Therefore, the Fund has revised the foreign securities risk factor as requested.

Plan of Distribution
Comment 11:	In the “Plan of Distribution” section, please disclose the name and address of the principal underwriter and any material relationship between the principal underwriter and the fund.
Response:
The Registration Statement is a shelf registration statement pursuant to which the Fund may offer, from time to time, on a delayed or continuous basis in reliance on Rule 415 under the 1933 Act, Common Shares in one or more offerings in amounts, at prices and on terms set forth in one or more Prospectus Supplements. A Form of Prospectus Supplement has been filed as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement. If Common Shares to which this Registration Statement relates are sold to or through a principal underwriter, the Prospectus Supplement for such offering will disclose the name and address of the principal underwriter and any material relationship between the principal underwriter and the Fund.

Comment 12:	In the “Plan of Distribution” section, please disclose the sales load as a percentage of the offering price.
Response:
The Registration Statement is a shelf registration statement pursuant to which the Fund may offer, from time to time, on a delayed or continuous basis in reliance on Rule 415 under the 1933 Act, Common Shares in one or more offerings in amounts, at prices and on terms set forth in one or more Prospectus Supplements. A Form of Prospectus Supplement has been filed as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement. If

Common Shares to which this Registration Statement relates are sold to or through a principal underwriter, the Prospectus Supplement for such offering will set forth any applicable sales load as a percentage of the offering price.

Comment 13:
In the “Plan of Distribution” section, the Fund states, “To facilitate an offering of Common Shares in an underwritten transaction and in accordance with industry practice, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the market price of the Common Shares or any other security.” Please include this disclosure on the cover page as required by Item 2.2 of Form N-2 and Rule 481(d).

Response:
The Registration Statement is a shelf registration statement pursuant to which, the Fund may offer, from time to time, on a delayed or continuous basis in reliance on Rule 415 under the 1933 Act, Common Shares in one or more offerings in amounts, at prices and on terms set forth in one or more Prospectus Supplements. A Form of Prospectus Supplement has been filed as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement.  If Common Shares to which this Registration Statement relates are sold to or through a principal underwriter, the Fund will include the disclosure that is required by Rule 418(d)(1) under the 1933 Act (“on the cover page of the prospectus if an underwriter has any arrangement with the issuer, such as an over-allotment option, under which the underwriter may purchase additional shares in connection with the offering”) on the cover page of the Prospectus Supplement for such offering.  The Prospectus Supplement for such offering will also contain the disclosure “in the prospectus that briefly describes any transaction that the underwriter intends to conduct during the offering that stabilizes, maintains, or otherwise affects the market price of the offered securities” as required by Rule 418(d)(1).

Statement of Additional Information—Investment Objective and Policies—Additional Investment Policies and Portfolio Contents
Comment 14:	With respect to the disclosure in the Statement of Additional Information regarding warrants, please confirm compliance with Section 18(d).
Response:
As described under “Investment Objective and Policies—Additional Investment Policies and Portfolio Contents—Rights Offerings and Warrants to Purchase” the Fund may purchase warrants.  The Fund has no current intention to issue warrants, which would be subject to Section 18(d) of the Investment Company Act of 1940.

* * * * * *

Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.
Sincerely,
/s/ Kevin T. Hardy
 Kevin T. Hardy